UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Celerity Solutions, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  15100P 10 1
                                  -----------
                                 (CUSIP Number)

                               Scott E. McConnell
           28202 Cabot Road, Suite 450, Laguna Niguel, CA  92677-1250
           ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 8, 1997
                                ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15100P 10 1

--------------------------------------------------------------------------------
(1)  Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Luc Ringuette
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                  (b) [ ]
         Not applicable
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
         00
--------------------------------------------------------------------------------
(5)  Check Box is Disclosure of Legal Proceedings is required Pursuant to Items
     2(d) or 2(e)                                                           [ ]

         Not applicable
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------
Number of Shares                            (7)  Sole Voting Power
Beneficially Owned                                   1,181,459
by Each Reporting                           ------------------------------------
Person With                                 (8)  Shared Voting Power
                                                       -0-
                                            ------------------------------------
                                            (9) Sole Dispositive Power
                                                     1,181,459
                                            ------------------------------------
                                            (10) Shared Dispositive Power
                                                       -0-

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,181,459

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ] Not applicable

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         14.8%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN

--------------------------------------------------------------------------------

CUSIP NO. 15100P 10 1



                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer.
         --------------------

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.10 per share, of Celerity Solutions, Inc., a Delaware corporation (the "Company"), the principal executive offices are which are located at 200 Baker Avenue, Suite 300, Concord, Massachusetts 01742.

Item 2.  Identity and Background.
         ------------------------

         This Statement is being filed by Luc Ringuette, an individual who is a citizen of Canada. Mr. Ringuette's principal occupation is providing consulting services. Mr. Ringuette's business address is 18301 Von Karman Avenue, Irvine, California 92612

         During the last five years, Mr. Ringuette has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         All of the shares of Common Stock of the Company owned by Mr. Ringuette were issued to him by the Company pursuant to the merger of Somerset Automation, Inc., a California corporation, into CSAC, Inc., a wholly-owned subsidiary of the Company.

Item 4.  Purpose of Transaction.
         -----------------------

         See information provided under Item 3 above. Mr. Ringuette does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of the date of this Statement, Mr. Ringuette beneficially owns 1,181,459 shares of Common Stock, constituting approximately 14.8% of the shares of Company's Common Stock issued and outstanding, based upon information supplied by the Company. Mr. Ringuette has no reason to believe that such information concerning the number of outstanding shares is not current.

CUSIP NO. 15100P 10 1


         (b) Mr. Ringuette has the sole power to vote and dispose of the shares of Common Stock of the Company owned by him.

         (c) Except for the acquisition of shares by Mr. Ringuette described in
Item 4 above, Mr. Ringuette has not effected any transaction in the Company's Common Stock within the past sixty (60) days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by Mr. Ringuette.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ringuette and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 6, 1998




                                  -------------
                                  LUC RINGUETTE